Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

IFRS	Q3 2012	Q2 2012	Q1 2012	For the nine months ended July 2012 (1)	For the Year-Ended October 2011 (1)
Return on Assets	1.09%	0.79%	0.91%	0.93%	0.83%
Return on Equity	22.7%	16.1%	19.7%	19.6%	18.7%
Dividend Payout Ratio	38%	57%	44%	45%	49%
Equity to Asset Ratio	5.44%	5.46%	5.18%	5.36%	5.05%

(1)	2011 Comparatives have been restated under International Financial Reporting Standards (IFRS).

Results are from Consolidated Financial Statements.

*Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.